

Mail Stop 7010

May 8, 2009

Mr. Mark C. Rohr
Chief Executive Officer
Albemarle Corporation
451 Florida Street
Baton Rouge, LA 70801

      RE: Albemarle Corporation
              Definitive Proxy Statement on Schedule 14A
              Filed March 31, 2009
              File No. 001-12658

Dear Mr. Rohr:

     We have completed our review of your definitive proxy statement on Schedule 14A and have no further comments at this time.

     If you have any further questions regarding our review of your filing, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397.

                         Sincerely,

                         Jay Ingram
                         Legal Branch Chief